EXHIBIT 99.1

Press Release

USA: Total Announces Major Deepwater Discovery

In The Gulf Of Mexico

Paris, January 31, 2018 – Total announces a major oil discovery in the Ballymore prospect, located deep offshore in the U.S. Gulf of Mexico (Eastern GoM). The well was drilled to a final depth of 8,898 meters and encountered 205 meters of net oil pay in a high quality Norphlet reservoir.

A sidetrack well is now ongoing to confirm the upside potential.

“This major discovery gives us access to large oil resources and follow on potential in the emerging Norphlet play. It also demonstrates all the interest of Total’s GoM farm-in agreement with Chevron, where we acquired a 40% interest in Ballymore. While already deemed commercially viable, we will work together on the appraisal of this discovery and a cost-effective scheme to ensure a rapid, low breakeven development”, said Arnaud Breuillac, President Exploration & Production at Total.

Located in water depth of about 2,000 meters and 120 kilometers from the Louisiana coast, the Ballymore prospect covers four blocks in the Norphlet play, including Block MC 607 where the discovery was made. Total’s acquisition of a 40% working interest in Ballymore was part of an exploration agreement with Chevron (60%, operator) signed in September 2017 that included seven prospects covering 16 blocks in the Norphlet (Eastern GoM) and the Wilcox (Central GoM) plays.

“Ballymore is the largest discovery by Total in the prolific Gulf of Mexico and bolsters our new exploration strategy put in place since 2015”, commented Kevin McLachlan, Senior Vice President Exploration at Total.

Total Exploration & Production in the United States

Total has been active in Exploration & Production in the United States since 1957.

In the Gulf of Mexico, Total focuses on the deep water domain with working interests in two producing fields, Tahiti with 17%, operated by Chevron, and Chinook with 33.33%, operated by Petrobras. Total also holds a 40% working interest in the North Platte discovery, operated by Cobalt International Energy, and 12.5% in the Anchor discovery, operated by Chevron. As part of the acquisition of Maersk Oil company, Total will become a 25% partner in the Chevron operated Jack field. Total also holds participations in over 160 exploration leases.

Onshore, Total operates about 100,000 barrels of oil equivalent per day (shale gas production) in the Barnett play and is a 25% participant in a JV operated by Chesapeake in the Utica shale play.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.